[OBJECT OMITTED]




                                                                April 29, 2005


Ms. Cicely Luckey
Branch Chief
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

RE:  Alto Palermo S.A. (APSA)
     File No. 0-30982
     Form 20-F for the year ended June 30, 2004

Dear Ms. Luckey:

     We refer to the comment letter dated March 31, 2005 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Form 20-F of Alto Palermo S.A. (the "Company", "we" or "us") referenced above. We are providing the following responses to the Staff's comment letter and have numbered each response to correspond to the numbered comments in said comment letter. All comments received from the Staff have been reproduced here for ease of reference. This response letter is hereby submitted for filing by direct electronic transmission under the U.S. Securities Act of 1933, as amended.

Note 16 Differences between Argentine GAAP and US GAAP
------------------------------------------------------

I.   Differences in measurement methods
     ----------------------------------

     1. Refer to notes 7 and 8 on page F-29 relating to the gains recorded in connection with the repurchase of debt. Explain to us the nature of your relationship with the Senior Notes holders. If they are related parties, explain to us how you considered footnote 1 of APB 26 in preparing your reconciliation to US GAAP. Often, under US GAAP, the extinguishments of debt among related parties are, in substance, capital transactions.

     The Company informs the Staff that the holders of the Senior Notes are not related parties. As such, the recognition of gains in connection with the repurchase of debt referred to in notes 7 and 8 of the notes to our consolidated financial statements is appropriate under both Argentine GAAP and US GAAP.

k)   Securitization Accounting, page F-42
     ------------------------------------

     2. Supplementally provide us an analysis that quantifies and describes each significant component of the securitization accounting adjustment, and consider expanding this note in future filings accordingly.

     Provided below is an analysis of the securitization accounting adjustments, including a description of each significant component, where appropriate.

     The shareholders' equity adjustments represent the difference in the valuation of our retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, our retained interests in the trusts are carried at their equity value. Under US GAAP those retained interests are considered available-for-sale securities in accordance with SFAS 115 and, as a result, are carried at their estimated fair market value, with unrealized gains and losses reported as a component of other comprehensive income within shareholders' equity in our consolidated financial statements. When an other-than-temporary decline in value occurs, such losses are reclassified and reported in earnings.

     The US GAAP adjustments affecting shareholders' equity at December 31, 2004 and 2003 are as follows:

                                                                           2004               2003
                                                                           ----               ----
     Equity value as reported under Argentine GAAP                        18,677,609         7,286,251

     Less: retained interests related to securitization programs
     that did not qualify as a sale under US GAAP                         (7,410,101)       (4,496,111)

     Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified
     as a sale under US GAAP                                              11,267,508         2,790,140

     Estimated fair market value of retained interests related to securitization programs that qualified as a sale under US
     GAAP                                                                  9,880,060         1,976,942

     US GAAP adjustment                                                   (1,387,448)         (813,198)

     The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended December 31, 2004, 2003 and 2002 are as follows:

                                                         2004               2003             2002
                                                         ----               ----             ----
     Reversal of results recognized under
     Argentine GAAP (1)                                 (166,294)        5,795,595        10,916,254

     Recognition of results under US GAAP (2)         (2,407,935)         (550,849)      (11,920,670)

     US GAAP adjustment                               (2,574,229)        5,244,746        (1,004,416)

     (1) Includes the reversal of results reported in "net income (loss) in credit card trust" in our consolidated statements of income as well as the reversal of inflation accounting results reported within "financial results, net" in our consolidated statements of income.

     (2) Primarily includes the gain or loss recorded on the sale of receivables plus unrealized losses on retained interests considered other-than-temporary.

     We will expand the note to the financial statements in future filings to conform to the Staff's comment.

     3. Explain to us the terms of the credit protection for investors as mentioned in note 11, how you account for the cash reserves for losses relating to these agreements and how you considered these matters in preparing your reconciliation to US GAAP. In particular, explain to us why receivables that are transferred with recourse qualify for sale treatment rather than as a secured borrowing. Refer to the guidance in paragraph 113 of SPAS 140.

     At the time of the securitization, part of the proceeds from the sale of receivables is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to the Company on a monthly basis according to a schedule until all TDFs are fully paid. Under Argentine GAAP, cash reserves are recorded at cost and classified as receivables within "other receivables and prepaid expenses, net" in our consolidated balance sheets. Under US GAAP, cash reserves are considered retained interests and as such they have been considered in calculating the gain or loss on the sale of receivables.

     Regarding receivables transferred in connection with our securitization programs that qualified for sale treatment under US GAAP, neither the Company nor the trustee have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the TDF holders. Furthermore, the agreements relating to the securitization stipulate that the rights of the beneficiaries (TDF holders) will not be affected by any financial or liquidity failure of either the trustee or the Company. The agreements also state that the transfer qualifies as a non-recourse transfer of receivables since if receivables are not collected in full, neither the trustee nor the Company is obligated to use its own cash flows to cover any potential shortfall or collection failure.

     4. Tell us where in the financial statements you reported the gain or loss on the sale of receivables and how you considered this presentation in preparing your reconciliation to US GAAP. Refer to paragraph 11 of SFAS 140 and consider expanding this note in future filings accordingly.

     Under Argentine GAAP the Company recognizes a gain or loss on the sale of receivables equal to the difference, if any, between (i) the accounting value of the credit card receivables credited from its consolidated balance sheets and (ii) the amount of cash received plus the nominal value of the retained interest maintained in the trust. Gains or losses recognized under Argentine GAAP on the sale of receivables are reported as a component of "net income (loss) in credit card trust" in our consolidated statements of income. When preparing the US GAAP reconciliation we have considered the guidance in paragraph 11 of SFAS 140 to calculate the gain or loss on the sale under US GAAP, which is a component of the US GAAP adjustment affecting net income. See response number 2 above for further details.

u)   Accounting for convertible securities, page F-46
     ------------------------------------------------

     5. We note that you applied APB 14 to your convertible notes under US GAAP. Explain to us how you considered the provisions of EITF 98-5 and 00-27 as well in preparing your reconciliation to US GAAP, and consider expanding this note in future filings accordingly.

     The Company informs the Staff that in considering the accounting treatment of our convertible notes under US GAAP we also took account of the guidance provided in EITF 98-5. EITF 98-5 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is "in-the-money" at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result of the analysis we performed, no proceeds were allocated to the embedded conversion feature since it was "out-the-money" at the commitment date (i.e. the intrinsic value at the commitment date was zero).

     We will expand the note to the financial statements in future filings to conform to the Staff's comment.

     In connection with the foregoing responses, the Company hereby acknowledges and agrees that:

     1. the Company is responsible for the adequacy and accuracy of the disclosure in the responses to the Staff's comments contained in this letter;

     2. any comments from the Staff or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the responses contained in this filing; and

     3. the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding the foregoing responses or our annual report on Form 20-F for the year ended June 30, 2004, please contact Alejandro Elsztain at + (54 11) 4344 4636 or Gabriel Blasi at (5411) 4323 7449.

                                       Sincerely,

                                       Alto Palermo S.A. (APSA)


                                       By:  /s/  Gabriel Blasi
                                            -----------------------------------
                                            Gabriel Blasi
                                            Chief Financial Officer

cc:  David L. Williams, Esq.
     Jaime Mercado, Esq.